            THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 57


                                   FORM 6-K
                                   --------


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                           Report of Foreign Issuer

                   Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                          For the month of June 2002


                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                (Translation of registrant's name into English)


                             3-1, OTEMACHI 2-CHOME
                       CHIYODA-KU, TOKYO 100-8116 JAPAN
                   (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F  X             Form 40-F ___
                         ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes ___        No   X
                                          ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

NOTICE OF CONVOCATION OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 27, 2002

     On June 3, 2002, the registrant issued a Notice of Convocation of the Ordinary General Meeting of Shareholders to be held on June 27, 2002 to its shareholders. Attached is an English translation of such notice. The financial information included in the attached notice was prepared on the basis of accounting principles generally accepted in Japan and, accordingly, will not be directly comparable to the financial information to be included in the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2002, which information will be prepared on the basis of accounting principles generally accepted in the United States.

     The attached notice contains certain forward-looking statements. The registrant desires to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant's actual results to differ materially from those set forth in the attachment.

     Certain projections in the attached notice are based on a series of projections and estimates regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the pricing of services, the effects of competition, and the success of new products, services and new business.

     No assurance can be given that the registrant's actual results will not vary significantly from the included projections.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      NIPPON TELEGRAPH AND TELEPHONE
                                        CORPORATION



                                      By /s/  HIROO INOUE
                                         ----------------
                                         Name:  Hiroo Inoue
                                         Title: Senior Manager
                                                Department IV


Date:  June 3, 2002

                           NOTICE OF CONVOCATION OF
               THE 17TH ORDINARY GENERAL MEETING OF SHAREHOLDERS
                                 TO BE HELD AT
                  THE NEW TAKANAWA PRINCE HOTEL, TOKYO, JAPAN
                        ON JUNE 27, 2002, AT 10:00 A.M.


                (This is a translation of the original notice
                     in Japanese mailed on June 3, 2002,
                          to shareholders in Japan.)


               NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT)
                                 TOKYO, JAPAN

June 3, 2002
To the Shareholders


                                      NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                        3-1, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8116, Japan
                                                               Jun-ichiro Miyazu
                                           President and Representative Director

                         NOTICE OF CONVOCATION OF THE
                         17TH ORDINARY GENERAL MEETING
                                OF SHAREHOLDERS

You are hereby notified that the 17th Ordinary General Meeting of Shareholders will be held as stated below. Your attendance is respectfully requested.

     In the event of your inability to attend, it is possible to exercise your voting rights with the voting right exercise form or via the Internet. You are requested to study the attached reference documents, indicate your approval or disapproval on the enclosed voting right exercise form and return it to the Company after affixing your seal, or indicate your approval or disapproval at the website (for Japanese only) designated by the Company (http://www.web54.net).

                                  Particulars

1. Date and Time: 10:00 a.m. on Thursday, June 27, 2002

2. Place:         International Convention Center PAMIR
                  New Takanawa Prince Hotel
                  13-1, Takanawa 3-chome, Minato-Ku, Tokyo

3. Purpose of the Meeting:

   Matters to be reported
                  Report on the business report, balance sheet, and statement of income for the 17th fiscal year (from April 1, 2001 to March 31, 2002)

   Matters to be resolved
     First Item   Approval of proposed appropriation of unappropriated retained earnings for the 17th fiscal year ended March 31, 2002.
     Second Item  Repurchase of own shares
     Third Item   Partial Modifications to the Articles of Incorporation
     Fourth Item  Election of twelve Directors
     Fifth Item   Presentation of retirement allowance to retiring Directors
                  [The main provisions of Items 2 and 3 are noted in the section
                  'Reference Documents Concerning the Exercise of Voting
                  Rights']
                                                                             END
--------------------------------------------------------------------------------
1. When attending the meeting in person, you are kindly requested to submit the enclosed voting right exercise form to the receptionist at the place of the meeting.
2. When exercising your voting rights via the Internet, you are kindly requested to read the enclosed information entitled "Exercising your voting rights via the Internet"

(Attachment)
                                BUSINESS REPORT
                    (from April 1, 2001 to March 31, 2002)

I. OUTLINE OF BUSINESS

1. BUSINESS PROGRESS AND RESULTS

(1) Overall Conditions

During the fiscal year under review, economic conditions on the whole remained harsh due to steep falls in capital investment and corporate profits, together with persistently flat consumer spending. Towards the end of the fiscal year, an arrest in the decline of exports and other emerging signs suggested that the economy might have bottomed.

    In the telecommunications field, market conditions changed rapidly as high-speed, high-capacity broadband services penetrated the market. Competition to cater to demand for broadband communications services became much fiercer as various carriers entered the rapidly expanding market for ADSL (Asymmetric Digital Subscriber Line) services. Soaring ADSL penetration raised the curtain on the broadband age in Japan. In the mobile telecommunications market, although the high penetration of mobile phones blunted growth in new subscribers, the number of Internet-capable handsets that can receive "i-mode" and other Internet-access services grew to account for the majority. The fixed-line telephone market contracted amid the ongoing demand shift toward fixed-price services such as ADSL and mobile services, and price competition intensified as call tariffs fell following the introduction of the "MYLINE" preferred carrier registration service. In international telecommunications markets, the IT slump and skyrocketing third-generation (3G) mobile phone license fees in Europe made business conditions particularly challenging.

    Under these business conditions, based on the "NTT Group Three-Year Business Plan" (FY2001-FY2003) formulated by Nippon Telegraph and Telephone Corporation
(NTT) to map out the business direction to be taken by all NTT Group companies, the NTT Group launched full-scale optical access services, the mainstay of the broadband age. The Group also established NTT Broadband Initiative Inc. to offer various content distribution services, including new communications services involving the distribution of high-quality images and video. In addition, in October 2001, the Group commenced provision of a third-generation mobile phone service capable of carrying high-speed, high-capacity data communications.

    To respond to severely intensified competition prompted by attempts to stimulate Internet-related and other demand and an accelerating trend towards lower prices, the NTT Group moved in a unified manner to implement Structural Reforms to help Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and

Telephone West Corporation (the "two regional companies") rebuild their financial bases. Besides ongoing cost-cutting measures, the two regional companies adopted a fundamental business outsourcing strategy and initiated a more diversified range of employment agreements designed to reduce personnel expenses. These reforms involved a major reorganization of the business structure of the two regional companies, which created regionally based outsourcing companies to accept all new orders and undertake other business operations such as infrastructure maintenance. The NTT Group commenced operations in this new formation on May 1, 2002.

    Despite such proactive moves, and although NTT DoCoMo, Inc. posted higher operating revenues as a result of the continued spread of mobile multimedia services, the two regional companies and NTT Communications Corporation all posted lower operating revenues due to lower call tariffs and fiercer market competition. NTT Group consolidated operating revenues for the year ended March 31, 2002 totaled (Yen)11,681.5 billion (a year-on-year increase of 2.3%), while consolidated recurring profit totaled (Yen)718.2 billion (a year-on-year decline of 1.1%). A write-off of goodwill on overseas investments equivalent to
(Yen)1,407.3 billion, and a one-time loss in the amount of (Yen)671.7 billion recorded as a provision for retirement and severance benefits associated with Structural Reforms at the two regional companies, brought extraordinary losses to (Yen)2,079 billion, which resulted in the Group posting a net consolidated loss for the year of (Yen)812.1 billion (a net consolidated income for the previous year of (Yen)464 billion).

    On the international side of the business, although the NTT Group's principal investments were in growth sectors such as Internet Protocol (IP) and mobile multimedia services, the subsequent effects of the global IT slump and other aspects of a rapidly changing business environment caused the Group to reassess the value of its investments, which resulted in a substantial write-off of goodwill. As part of the accompanying business development process, the Group has instituted fundamental rationalization measures at Verio Inc. and introduced "i-mode" services in parts of the European market. Given that the underlying market growth trends based on the IP conversion of telecommunications services and the process of globalization remain healthy, the NTT Group is focusing on building on the relationships developed with its partners outside of Japan to achieve steady growth in its international business.

    Amid this activity, in its holding company capacity, NTT was involved in promoting fundamental research activities and in disseminating their results. At the same time, it adopted a unifying and coordinating role, working to develop the business of the NTT Group through the planning of overall strategy and supervision of the redistribution of management resources.

    In practical terms, the holding company exercised its rights as a shareholder and provided each of the companies within the NTT Group with suitable advice and mediation services where appropriate so that Group member firms-while basically developing their respective businesses independently and autonomously-undertook activities that were in line with the general direction in which the Group was moving based on its three-year business plan. NTT also furnished them with the results of fundamental R&D activities.

    As a result, NTT's operating revenues for the fiscal year amounted to
(Yen)314.2 billion, a decrease of 2.7% from the previous year. Recurring profit increased 10.5% to (Yen)92.7 billion, while net income for the year declined 46.1% to (Yen)86.8 billion.

(2) Group Operational Review

[1] Share ownership and exercise of voting rights

NTT exercises its rights as a shareholder using the criterion of whether or not Group member companies are developing their businesses appropriately and independently in line with the general direction in which the Group is moving. The exercising of shareholder rights manifested itself in NTT voting for the approval of a number of resolutions at the ordinary general meeting of NTT Group companies that took place in fiscal year 2001. At that meeting, it was resolved that the business development directions being taken by NTT Group member firms during the fiscal year ended March 2001 (fiscal 2000) had been appropriately in line with that of the Group as a whole. The meeting also resolved that the Group's financial results and condition, retained profits and business management for fiscal 2000 had been similarly fitting. Following this decision, NTT voted to approve the proposed appropriation of unappropriated retained earnings, based on proposals by each of the companies, as well as the election of directors and other matters. As a result of this appropriation, NTT received
(Yen)78.9 billion in dividends, an increase of 8.6% over the previous year.

Notes

(1) The business development activities of the principal NTT Group member companies during fiscal 2000 were as follows.

       The two regional companies responded to fierce competition sparked by lower call tariffs by strengthening their provision of Internet access services. At the same time, they implemented reductions in personnel and capital investment levels and took other steps to improve operational efficiency.

       NTT Communications Corporation strengthened its market competitiveness in the telephony market by developing discount services. It also developed its global IP services business through various international investments.

       NTT Data Corporation continued to provide reliable large-scale system services while working to develop its new "IT Partner Business" initiative through various business tie-ups and joint venture investments.

       NTT DoCoMo, Inc. continued to target the growing mobile multimedia sector while making further progress in preparations for the commencement of services targeted at third-generation mobile telecommunications systems. It also continued to take capital stakes in overseas mobile phone companies.

(2) The major business developments pertaining to each of the main NTT Group companies during the fiscal year under review are described on pages 5-7 of this report.

At extraordinary general meetings of shareholders of Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation held in October 2001, NTT exercised its shareholder rights to vote for the approval of changes to the Articles of Incorporation pursuant to an easing of the regulations governing NTT's scope of business following partial amendments to the "Telecommunications Business Law" (which was approved in the Diet in June 2001 and came into force in November 2001).

[2] Provision of advice and mediation services to NTT Group companies

To manage the NTT Group effectively, NTT provided Group member companies with advice, mediation and other services.

    In practical terms, to respond accurately to a market characterized by persistently rapid change, NTT formulated the "NTT Group Three-Year Business Plan" (FY2001-FY2003). Besides this, in October 2001, NTT published "NTT's Strategy Concerning Current Management Issues," an independent plan of action that encompassed various Group management initiatives, such as NTT Group Structural Reforms and the moves toward the opening of local networks, based on government policy documents released toward the end of March 2001 called "e-Japan Priority Policy Program" and "Three Year Program for the promotion of Regulatory Reform." NTT also continued to provide advice and mediation services to Group member companies to support ongoing Structural Reforms, and to help them to develop broadband services, foster international business, and enter new business areas. NTT's total Group management and administration revenue amounted to (Yen)23.9 billion, a decrease of 4.3% from the previous year. While receiving the benefit of such advice, mediation and other services, the principal business development activities of the main NTT Group member companies during the year were as follows.

Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation

The two regional companies strove to boost their competitiveness by offering expanded services and introducing less expensive rates, thereby seeking further gains in operational efficiency.

   In broadband services, they began offering full-scale "B-FLET'S" Internet access services based on optical fiber connections. They also expanded regional coverage of the "FLET'S.ADSL" service, added higher-speed services and sought to boost competitiveness through a variety of aggressively discounted pricing plans.

    In fixed-line telephone services, both regional companies reduced rates for local calls and introduced a wider variety of discount pricing plans to respond to the increased competition generated by the introduction of the "MYLINE" service. In addition, to expand the number of Internet users within the customer base, they introduced "L-Mode" services that permit families to implement a variety of data searches, as well as send and receive e-mail, from a fixed-line phone.

    With regard to raising operational efficiency, based on their "Mid-Term Restructuring Plans," the regional companies further reduced personnel and capital investment levels, and merged and closed offices including sales offices. In addition, to respond to rapid change in market structures and the competitive environment, both companies strove to rebuild their financial bases through the adoption of a fundamental business outsourcing strategy and the implementation of various Structural Reforms focused primarily on further reductions in capital spending and across-the-board business expenses, together with attempts to lower personnel costs through greater flexibility in employment arrangements. These reforms also involved a major structural reorganization in the form of the creation of regionally based outsourcing companies. The two regional companies progressed with these various moves in preparation for the commencement of NTT Group operations in this new formation from May 2002 onwards.

    Despite these business initiatives, intensified competition and lower prices exerted an adverse effect. As a result, Nippon Telegraph and Telephone East Corporation posted operating revenues for the year of (Yen)2,573.6 billion, a decrease of 7.9% over the previous year. Nippon Telegraph and Telephone West Corporation posted operating revenues for the year of (Yen)2,406.7 billion, a year-on-year decline of 8.8%.

Other Group member companies

(a) NTT Communications Corporation

    NTT Communications Corporation focused on strengthening its IP services, developing its global business, and on building its competitiveness in telephone services.

       In IP services, it developed an improved line-up of OCN services . It responded to the launch of "B-FLET'S" Internet access services by offering "OCN Voice Mode" services that can integrate voice and data communications, and it launched "Super OCN DSL Access" services targeted at the corporate market to provide high-quality, low-cost broadband access. It also strove to boost competitiveness by offering less expensive rates. Making full use of the global IP network covering many parts of America, Europe and Asia that was constructed following the acquisition of Verio, it also began providing IP connection and data center services on an international basis.

       In the field of telephone services, as well as cutting tariffs, it responded to strong demand from corporate users for integrated telephone services spanning local, long-distance and international calls. It introduced services such as "Communications Choice," a discount service covering calls between fixed-line and mobile telephones. These and other moves were designed to improve its competitive position following the start of the "MYLINE" service.

       Despite these business initiatives, intensified competition and lower prices also exerted an adverse effect. As a result, NTT Communications Corporation posted operating revenues for the year of (Yen)1,275.1 billion, a decline of 5.9% from the previous year.

(b) Other

    In the field of large-scale systems, besides continuing to offer a number of reliable services, developing improved function upgrades, and entering peripheral business sectors, NTT Data Corporation worked assiduously to develop its outsourcing business further. In addition, it strove to improve productivity through initiatives such as making progress on the standardization of system development procedures.

       It also made fresh progress in the development of new businesses, such as its "IT Partner Business program," which involves striking up business alliances or entering into joint investment ventures with client firms. In its "Service Provider Business," it also took further strides in developing general services such as online settlement, which promise to underpin the future development of the information network society.

       As a result, NTT Data Corporation's consolidated operating revenues for the year were (Yen)801.9 billion, an increase of 0.1% compared with the previous year.

       NTT DoCoMo, Inc. sought to expand demand for mobile multimedia further through the introduction of "FOMA", the third-generation mobile telecommunication services-the first 3G services to be launched in the world. It also promoted the increased use of "i-mode" services through the introduction of "i-area" services, which allow users to search easily for information on their immediate local vicinity, as well as a variety of improved content.

       To accelerate the development of its global mobile multimedia business, it offered overseas mobile phone companies in which it had taken equity stakes technical and business development expertise related to "i-mode" and 3G mobile phone services. Based on this cooperation, a local carrier in Germany introduced "i-mode" services during the year.

       As a result of these various initiatives, NTT DoCoMo, Inc. reported consolidated operating revenues for the year of (Yen)5,171.5 billion, an increase of 10.4% over the previous year.

(3) Fundamental research and development activities

    To maintain future competitiveness through the provision of a variety of advanced services to a market where broadband competition is steadily intensifying, NTT is energetically engaged in fundamental research and development programs into technologies that are the foundation for information sharing.

    NTT's R&D activities are basically targeted at the creation of a safe, secure, convenient and comfortable information-sharing society. With the aim of providing varied ultra-high-speed telecommunications services, NTT has developed an access network technology that combines fiber-optics with wireless technologies. As well as such access network technologies, NTT also conducted R&D into next-generation core network technologies capable of realizing improved, high-capacity IP network services that are more reliable and economical. The company successfully tested the world's first terabit-class optical router (a terabit per second is a million times faster than 1Mbps). In addition, as well as developing SIONet (Semantic Information Oriented Network), a new Peer-to-Peer communications technology that can facilitate direct user sharing of messages, files and other information (thereby opening up the way to more advanced, large-scale systems for next-generation Internet usage), and which sets high global standards in terms of both scale and reliability, NTT also pursued R&D programs related to next-generation IPv6 Internet technology-based network security technology that enables more advanced e-commerce services.

    NTT's R&D programs have also targeted information-sharing platforms-related technologies, such as an electronic bidding system capable of authenticating even third-party bid transactions. NTT also published a basic patent covering one of the world's most advanced encryption and digital signature algorithms, which promises to play a leading role in the realization of a society in which information can be shared securely at low cost.

    In terms of technologies that can support and promote content distribution, NTT conducted R&D into copyright management technology based on individual-ID content tagging, into "Vision Mark," a system that makes it easier to supply screen-based information via the Internet to interested users already engaged in watching video content, and into multilingual information access technologies that could allow Japanese users to search and read foreign-language web pages in their native language. Alongside these various programs, NTT also started undertaking "Optical Market Creation Activities" to promote market development in the kinds of new, advanced information-sharing services that fiber-optics make possible.

    NTT also continued with other R&D programs into fundamental technologies designed to promote future business development in accordance with the Group's long-term business strategy. NTT has developed the world's smallest surface-emitting optical laser capable of generating a tiny electric current continuously at room temperature-an advance that could lower the costs of optical communications systems considerably. Other examples of such R&D include the development of

"Communication Service Concierge," an advanced piece of basic software that can automatically create more pleasant communications environments depending on use objectives. NTT has also conducted research into nanotechnology-mainly semiconductors designed with nano-level structures-that promises to revolutionize various areas of molecular information-processing technology, including fields such as communications science (which seeks out new possibilities in communication, for instance by elucidating human audiovisual perception structures), molecular computing, and molecular communication.

     Elsewhere, NTT continues to work on R&D that contributes to the protection of the global environment. Such efforts include the "Environmental Information Network," a system that can collect, share and make use of a variety of environment-related information, and R&D programs related to clean energy.

     R&D expenses for the fiscal year totaled (Yen)202.7 billion, 1.7% lower than the previous year. In remuneration for its fundamental research and development activities, NTT received (Yen)196.9 billion, a year-on-year decrease of 2.2%.



(4)  External Financing & Capital Investment

[1]  External financing

To lend to Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation for their capital investment, Structural Reforms and other purposes, NTT issued bonds and notes, and borrowed long-term from banks as detailed below.

                                    Long-Term Debts
-------------------------------------------------------------------------------------------
                         Amount                           Details
-------------------------------------------------------------------------------------------
Bonds and notes        (Yen)440.5 billion       .NTT bonds:   (Yen)410 billion
                                                .Euro Yen-denominated straight
                                                 bonds:        (Yen)20 billion
                                                .Euro U.S. dollar-denominated straight
                                                 bonds:$80 million (Yen)10.5 billion after
                                                 conversion to yen)
-------------------------------------------------------------------------------------------
Long-term borrowings
   from banks            (Yen)784.0 billion
-------------------------------------------------------------------------------------------
Total                  (Yen)1,224.5 billion
-------------------------------------------------------------------------------------------

[2]  Capital investment

Capital investment expenditure by NTT during the fiscal year amounted to
(Yen)36.2 billion, a figure 21.5% less than in the previous year. This was mainly on those items considered necessary for its fundamental R&D activities.



2.   ISSUES FACING THE COMPANY

Despite some signs that economic conditions in America and Asia could have bottomed out, which might help to underpin economic revival in Japan through a recovery in exports and inventory adjustments, domestic prospects for employment, incomes and corporate profits remain poor, which implies that a full-fledged recovery will require more time.

     In the telecommunications field, the broadband market is expected to continue to expand in line with the development of improved access methods that combine fixed-line with wireless, together with the spread of equipment that is easier to use. Competition is expected to intensify further as new entrants using various business models penetrate the market. For the NTT Group, the immediate business challenge for thriving amid such fierce competition will be the provision of high-quality, highly convenient access services, mixed with a wide variety of broadband services that can blend platform with content, together with moves to strengthen its financial base.

     Under these business conditions, NTT formulated a new "NTT Group Three-Year Business Plan" (FY2002-FY2004) to guide the company to build a stronger business base capable of making a contribution to the further progress of the IT revolution. Based on this plan, the NTT Group will develop its broadband business by focusing its collective expertise and resources on the provision of diverse optical and wireless access services, the construction of platforms designed to promote content distribution, as well as improved content distribution services. In addition, the two regional companies and the rest of the NTT Group plan to carry on implementing Structural Reforms targeted at the establishment of a cost-competitive financial base, principally through reductions in personnel costs and capital spending and a review of unprofitable services. On the international side of the business, the NTT Group plans to continue promoting effective business development activities, targeting the IP and mobile multimedia sectors with strict business selectivity and focus. In voice communications services, which still provide an important customer base, the Group plans to continue to build customer trust by providing a more competitive range of general services through a focus on prompt order responses and efficiently functioning support systems.

     Within this, besides striving to use the advantages of the holding company structure to promote Group management through dynamic and flexible investment of resources, NTT will continue to provide all Group member companies with advice and mediation services as required, and advise on the effective sourcing of capital.

     Fundamental R&D activities will focus and expand on two major themes, both targeting the development and maintenance of NTT Group competitiveness in the broadband market: first, "HIKARI-Soft services," which make use of the superior performance characteristics of fiber-optic communications; and, second, "Ubiquitous Services," which promise to give users the ability to access various kinds of information from anywhere. NTT will work energetically to leverage the strengths of its overall R&D systems, which span basic research and commercial development, in the quest to develop world-beating technology. In addition, besides continuing to disseminate the results of R&D activities, NTT will also contribute to moves towards industry and other standardization, while cooperating in R&D activities with other research institutions.

     Through such activities, under the new NTT Group formation resulting from Structural Reforms, NTT will strive to build greater corporate value by promoting moves to develop businesses in broadband and other market sectors, and through the establishment of a stronger financial base created by such reforms.

     NTT looks forward to the continued support of its shareholders.

3. BUSINESS RESULTS AND FINANCIAL POSITION

-----------------------------------------------------------------------------------------------------------
                          14th fiscal year,    15th fiscal year,    16th fiscal year,    17th fiscal year,
                               ended                ended                ended                ended
                           March 31, 1999       March 31, 2000       March 31, 2001       March 31, 2002
-----------------------------------------------------------------------------------------------------------
Operating revenues             6,137.0              1,696.7               322.8                314.2
(billions of yen)
-----------------------------------------------------------------------------------------------------------
Recurring profit                 237.3                117.5                83.9                 92.7
(billions of yen)
-----------------------------------------------------------------------------------------------------------
Net income                       386.2                 97.0               161.2                 86.8
(billions of yen)
-----------------------------------------------------------------------------------------------------------
Net income per share         24,271.69             6,115.18           10,107.21             5,381.15
(yen)
-----------------------------------------------------------------------------------------------------------
Assets (billions of yen)      11,467.3              8,068.9             8,179.4              8,784.6
-----------------------------------------------------------------------------------------------------------
Shareholders' equity           4,907.5              4,815.6             5,195.7              5,188.5
(billions of yen)
-----------------------------------------------------------------------------------------------------------
Shareholders' equity
per share                   308,420.57           304,123.66          322,028.38           321,581.10
(yen)
-----------------------------------------------------------------------------------------------------------

Note: Calculation of net income per share is based on that for the average number of shares this fiscal year, while calculation of net assets per share is based on that for the average number of shares at the fiscal year-end. The total number of shares issued used in these calculations excludes any treasury stock.

   In the 14th fiscal year, to meet diversifying demands for advanced computer networking services, NTT broadened the menu of OCN service options, and strove to boost its competitiveness by extending the "Time Plus" service nationwide. As a result, operating revenues amounted to (Yen)6,137.0 billion; recurring profit totaled (Yen)237.3 billion, while net income rose to
   (Yen)386.2 billion.

   In the 15th fiscal year, in the period of April-June 1999 prior to the Reorganization, NTT worked to provide more convenient services in response to rising Internet demand. Following the reorganization, as a holding company, NTT was involved in promoting fundamental research activities and disseminating their results, and in exercising its rights as a shareholder to maintain and strengthen the NTT Group's competitiveness, and in providing advice and mediation services to the Group. As a result, operating revenues amounted to (Yen)1,696.7 billion, with recurring profit of (Yen)117.5 billion and net income of (Yen)97.0 billion.

   In the 16th fiscal year, as a holding company for the NTT Group, NTT was involved in promoting fundamental research activities and disseminating their results, in exercising its rights as a shareholder, and in providing advice and mediation services to the Group to support its effective management-for example, through the formulation of the "NTT Group Three-Year Business Plan" (FY2000-FY2002). As a result, operating revenues amounted to (Yen)322.8 billion, with recurring profit of (Yen)83.9 billion and net income of
   (Yen)161.2 billion.

Note: The large falls in operating revenues in the 15th and 16th fiscal years were the result of the transfer of operations in July 1999 (during the 15th fiscal year) to Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications

      Corporation. These transfers of business pursuant to NTT's reorganization were based on the law to amend the part of the Nippon Telegraph and Telephone Corporation Law. As a result, operating revenues for these fiscal years were substantially lower than those for the period prior to the reorganization, which included pre-transfer revenues for the period of April-June 1999.

   For a review of NTT's performance during the 17th fiscal year, please see "1. Business Conditions and Results."

II. COMPANY OUTLINE (as of March 31, 2002)

1. MAJOR BUSINESSES

The Company's major business as a holding company for the NTT Group, which contains firms such as Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, and NTT Communications Corporation, is to exercise its rights as sole shareholder and owner. In addition, the Company provides support to the Group in the form of advice and mediation services, conducts research relating to the telecommunications technologies that will form the foundation for telecommunications, and develops new businesses.

2. HEAD OFFICE AND RESEARCH FACILITIES

Head office: 3-1, Otemachi 2-chome, Chiyoda-ku, Tokyo
R&D facilities: Laboratory Groups
               [Cyber Communications Laboratory Group (Kanagawa)     ]
               [Information Sharing Laboratory Group (Tokyo)         ]
               [Science & Core Technology Laboratory Group (Kanagawa)]
                Laboratories: 12

3. EMPLOYEES

----------------------------------------------------------------------------------------------
               Number of employees
    (change from end of previous fiscal year)       Average age      Average working years
----------------------------------------------------------------------------------------------
                   3,165 (-149)                        36.7                  12.8
----------------------------------------------------------------------------------------------

4. SHARES AND SHAREHOLDERS

(1) Total number of shares authorized
          to be issued by the Company:                         62,322,590 shares
(2) Total number of shares issued:                             16,134,590 shares
(3) Acquisition, appropriation and ownership of treasury stock
          1. Acquired stock
             Acquisition via repurchase of odd-lot shares
             Ordinary shares: 422.11
             Total value at acquisition price: (Yen)244 million
          2. Appropriated stock
             Ordinary shares: 219
             Total value at appropriation price: (Yen)150 million
          3. Ownership at fiscal year-end
             Ordinary shares: 214.54
(4) Number of shareholders (including holders of odd-lot shares):      1,902,832
(5) Principal shareholders:

----------------------------------------------------------------------------------------------------------------------
                                                                                           Investment by NTT
                                                                                       in principal shareholder
                                                                            ------------------------------------------
                                                            Ratio of the                              Ratio of the
                                                          number of shares                          number of shares
                                                             held to the                               held to the
                                         Number            total number of          Number           total number of
Name                                 of shares held       shares issued (%)    of shares held       shares issued (%)
----------------------------------------------------------------------------------------------------------------------
The Minister of Finance               7,413,823.26               45.95                      0                       0

Japan Trustee Services
   Bank, Ltd.                           373,148.00                2.34                      0                       0

The Mitsubishi Trust and
   Banking Corporation                  340,604.00                2.11                      0                       0

Moxley and Company                      250,612.00                1.55                      0                       0

The Chase Manhattan
   Bank, N.A. London                    240,976.00                1.49                      0                       0

UFJ Trust Bank Limited                  191,093.00                1.18                      0                       0

State Street Bank and
   Trust Company                        163,479.00                1.01                      0                       0

NTT Employee Share-
   Holding Association                  133,381.22                0.83                      0                       0

Nippon Life Insurance
   Company                              112,297.68                0.70                      0                       0

Boston Safe Deposit BSDT
   Treaty Client Omnibus                111,956.00                0.69                      0                       0
----------------------------------------------------------------------------------------------------------------------

5. PRINCIPAL SUBSIDIARIES

(1) Principal Consolidated Subsidiaries

----------------------------------------------------------------------------------------------------
                         Paid-in capital      Percentage owned
Company                  (millions of yen)    by the Company (%)    Main line(s) of business
----------------------------------------------------------------------------------------------------
Nippon Telegraph           (Yen)335,000             100.0%           Intra-prefectural
and Telephone East                                                   telecommunications services in
Corporation                                                          eastern Japan
----------------------------------------------------------------------------------------------------
Nippon Telegraph                312,000             100.0            Intra-prefectural
and Telephone West                                                   telecommunications services in
Corporation                                                          western Japan
----------------------------------------------------------------------------------------------------
NTT                             211,650             100.0            Inter-prefectural and
Communications                                                       international
Corporation                                                          telecommunications services,
                                                                     multimedia network services
----------------------------------------------------------------------------------------------------
NTT Data                        142,520              54.2            Systems integration, network
Corporation                                                          systems services
----------------------------------------------------------------------------------------------------
NTT DoCoMo Inc.                 949,679              64.1            Cellular telecommunications
                                                                     services, PHS services,
                                                                     Quickcast services
----------------------------------------------------------------------------------------------------

(2) Principal Non-Consolidated Subsidiaries

--------------------------------------------------------------------------------------------------------
                              Capitalization        Percentage owned
Company                     (millions of yen)      by the Company (%)    Main line(s) of business
--------------------------------------------------------------------------------------------------------
NTT USA, Inc.                  US$7,720.95              0 (100.0)        Investment and management
                                   million                               administration for firms
                                                                         providing Arcstar services in
                                                                         North America
--------------------------------------------------------------------------------------------------------
Verio Inc.                     US$7,229.28              0 (100.0)        Provision of Internet solution
                                 million                                 services in the U.S.
--------------------------------------------------------------------------------------------------------
NTT Broadband                    30,000                    100.0         Distribution of broadband
Initiative Inc.                                                          content
--------------------------------------------------------------------------------------------------------
NTT America, Inc.               US$252.69               0 (100.0)        Provision of Arcstar services in
                                 million                                 the U.S.
--------------------------------------------------------------------------------------------------------
NTT Urban                        26,292                    100.0         Real estate
Development Co.
--------------------------------------------------------------------------------------------------------
NTT DoCoMo                       24,458                  0 (88.3)        Cellular telecommunications
Kansai Inc.                                                              services, PHS services,
                                                                         Quickcast services
--------------------------------------------------------------------------------------------------------
NTT DoCoMo                       20,340                  0 (91.2)        Cellular telecommunications
Tokai Inc.                                                               services, PHS services,
                                                                         Quickcast services
--------------------------------------------------------------------------------------------------------
NTT Comware                      20,000                    100.0         Development, operation and
Corporation                                                              maintenance of
                                                                         telecommunications systems
                                                                         and software
--------------------------------------------------------------------------------------------------------
NTT-ME                           16,460                 0 (100.0)        Management of
Corporation                                                              telecommunications facilities
                                                                         and the sale and maintenance
                                                                         of telecommunications
                                                                         equipment
--------------------------------------------------------------------------------------------------------
NTT DoCoMo                       15,834                  0 (93.8)        Cellular telecommunications
Kyushu Inc.                                                              services, PHS services,
                                                                         Quickcast services
--------------------------------------------------------------------------------------------------------
NTT DoCoMo                       15,630                  0 (96.4)        Cellular telecommunications
Hokkaido Inc.                                                            services, PHS services,
                                                                         Quickcast services
--------------------------------------------------------------------------------------------------------
NTT DoCoMo                       14,981                  0 (92.9)        Cellular telecommunications
Tohoku Inc.                                                              services, PHS services,
                                                                         Quickcast services
--------------------------------------------------------------------------------------------------------
NTT DoCoMo                       14,732                  0 (84.2)        Cellular telecommunications
Chugoku Inc.                                                             services, PHS services,
                                                                         Quickcast services
--------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
NTT AUSTRALIA                    A$203.40               0 (100.0)        Provision of Arcstar services in
PTY. LTD.                         million                                Australia
------------------------------------------------------------------------------------------------------------
NTT AT&T                         US$100.00              0 (100.0)        Securities investment to
Investment, Inc.                  million                                telecommunications companies
                                                                         in the U.S.
------------------------------------------------------------------------------------------------------------
NTT Facilities, Inc.               12,400                  100.0         Design, management and
                                                                         maintenance of buildings,
                                                                         equipment and electric power
                                                                         facilities
------------------------------------------------------------------------------------------------------------
NTT (HONG                        HK$830.33              0 (100.0)        Investment and management
KONG) LIMITED                     million                                administration for firms
                                                                         providing Arcstar services in
                                                                         Hong Kong
------------------------------------------------------------------------------------------------------------
NTT Europe Ltd.               UK(Pounds)66.16           0 (100.0)        Provision of Arcstar services in
                                  million                                Europe
------------------------------------------------------------------------------------------------------------

Notes: 1. The new inclusions arise as a result of the consolidation of subsidiary NTT Broadband Initiative Inc. during the year, together with increases in paid-in capital at NTT Australia Pty. Ltd. and NTT (Hong Kong) Limited.
       2. During the previous fiscal year, NTT Rocky, Inc. merged with Verio Inc., and NTT Worldwide Telecommunications Corporation merged with NTT Communications Corporation.
       3. The figures in parentheses represent shareholdings in the company through subsidiaries.

(3) Business Results of Principal Consolidated Subsidiaries

---------------------------------------------------------------------------------------------------
                                                    Net sales                  Net income
Company                                         (millions of yen)          (millions of yen)
---------------------------------------------------------------------------------------------------
Nippon Telegraph and
Telephone East Corporation                          2,573,678                   -186,797

Nippon Telegraph and
Telephone West Corporation                          2,406,717                   -355,375

NTT Communications
Corporation                                         1,275,162                   -410,723

NTT Data Corporation (consolidated)                   801,966                     26,409

NTT DoCoMo Inc. (consolidated)                      5,171,546                        862

Consolidated sales and net consolidated
income for the previous year                       11,681,574                   -812,174
---------------------------------------------------------------------------------------------------

Note: Including the major subsidiaries listed above, there are 128 consolidated subsidiaries and 42 equity-method affiliates.

6. PRINCIPAL LENDERS

---------------------------------------------------------------------------------------------------------------------
                                                                 Borrowings              Number and percentage
                                                                 outstanding            of shares of the Company
Name of lender                                                (millions of yen)           owned by the lenders
---------------------------------------------------------------------------------------------------------------------
                                                                                         Shares             %
Development Bank of Japan                                       (Yen)190,743                    0             0
Sumitomo Mitsui Banking Corporation                                  130,000            37,740.00          0.23
Nippon Life Insurance Company                                        127,000           112,297.68          0.70
The Dai-ichi Mutual Life Insurance Company                           118,500            69,440.00          0.43
The Bank of Tokyo-Mitsubishi, Ltd.                                   110,000            15,708.20          0.10
Sumitomo Life Insurance Company                                      101,000            23,014.00          0.14
The Yasuda Mutual Life Insurance Company                              77,000             4,267.00          0.03
The Industrial Bank of Japan, Limited                                 70,000            19,278.00          0.12
Shinkin Central Bank                                                  70,000             4,080.00          0.03
National Mutual Insurance Federation of
Agricultural Coorperatives                                            66,000            22,978.00          0.14
---------------------------------------------------------------------------------------------------------------------

Note: Mizuho Corporate Bank, Ltd. inherited borrowings outstanding to the Industrial Bank of Japan, Limited (IBJ) following the merger of IBJ with The Dai-ichi Kangyo Bank, Limited (DKB) and The Fuji Bank, Limited (FB) on April 1, 2002. As of March 31, 2002, borrowings outstanding to the three banks IBJ, DKB and FB totaled (Yen)174,000 million, and the combined shareholding of the same three banks in NTT amounted to 51,538 shares (0.32% of the total).

7. DIRECTORS AND CORPORATE AUDITORS

----------------------------------------------------------------------------------------------------------
 Position                    Name                    Area(s) of responsibility or principal occupation
----------------------------------------------------------------------------------------------------------
 President and               Jun-ichiro Miyazu
 Representative Directer
----------------------------------------------------------------------------------------------------------
 Senior Executive Vice       Norio Wada              In charge of business strategy
 Presidents
                             Yusuke Tachibana        In charge of technical strategy

                             Haruki Matsuno          In charge of information technology strategy
----------------------------------------------------------------------------------------------------------
 Senior Vice Presidents      Kanji Koide             Director of Department I

                             Shigehiko Suzuki        Director of Department III
                                                     In charge of intellectual property

                             Hiromi Wasai            In charge of new business
                                                     In charge of information sharing and network
                                                     development

                             Toyohiko Takabe         Director of Department V

                             Satoru Miyamura         Director of Department IV

                             Takashi Imai            Chairman and Representative Director of Nippon
                                                     Steel Corporation

                             Yotaro Kobayashi        Chairman and Representative Director of Fuji
                                                     Xerox Co., Ltd.
----------------------------------------------------------------------------------------------------------
 Full-time Corporate         Takao Nakajima
 Auditors                    Masao Iseki
----------------------------------------------------------------------------------------------------------
 Auditors                    Keisuke Sada
                             Hideaki Toda
----------------------------------------------------------------------------------------------------------

Notes: Of the Corporate Auditors, Mr. Takao Nakajima and Mr. Hideaki Toda are outside Corporate Auditors assigned in accordance with Item 1 of Article 18 of the Law of Special Exceptions to the Commercial Code regarding corporate auditing.

The following is a list of directors who resigned during the fiscal year:

----------------------------------------------------------------------------
Position            Name                            Date of resignation
----------------------------------------------------------------------------
Auditors            Makoto Yoshida                  June 28, 2001
----------------------------------------------------------------------------

III. MAJOR EVENTS AFTER THE END OF THE FISCAL YEAR

1. At the meeting of the Board of Directors held on March 26, 2002, it was resolved that, during the period from April through June 2002, the Company would issue a total amount of not more than (Yen)600 billion in bonds, including NTT bonds and foreign currency denominated bonds. In line with this resolution, on April 25, 2002, NTT issued the 5th series of Euro Yen-denominated straight bonds, and in the amount of (Yen)10 billion (due on October 27, 2003), together with the 6th series of Euro Yen-denominated straight bonds, and in the amount of
(Yen)10 billion, (due on October 25, 2004). On May 13, 2002, NTT also issued the 7th series of Euro Yen-denominated straight bonds, and in the amount of (Yen)10 billion (due on May 13, 2004), together with the 8th series of Euro Yen-denominated straight bonds, with a maturity of 3 years and in the amount of
(Yen)10 billion (due on May 13, 2005).

2. On May 8, 2002, NTT subsidiary NTT DoCoMo Inc. signed a memorandum of agreement with its regional operating companies (NTT DoCoMo Hokkaido Inc., NTT DoCoMo Tohoku Inc., NTT DoCoMo Tokai Inc., NTT DoCoMo Hokuriku Inc., NTT DoCoMo Kansai Inc., NTT DoCoMo Chugoku Inc., NTT DoCoMo Shikoku Inc., and NTT DoCoMo Kyushu Inc.) to the effect that NTT DoCoMo Inc. will own the whole stake of these eight companies as regional subsidiaries through exchanges of shares, with effect from November 1, 2002.


________________________________________________________________________________
Note: The figures given in this report are rounded down to eliminate any amounts less than the units shown.

                                 BALANCE SHEET
                              (at March 31, 2002)

                                                                                                              (millions of yen)
-------------------------------------------------------------    -------------------------------------------------------------
ASSETS                                         (Yen)8,784,648    LIABILITIES                                         3,596,138
-------------------------------------------------------------    -------------------------------------------------------------
CURRENT ASSETS                                        354,172    CURRENT LIABILITIES                                   322,675
   Cash and cash equivalents                            8,572         Accounts payable                                  11,599
   Accounts receivable                                  1,652         Corporate debenture
   Inventories                                            384            payable within one year                       154,090
   Advance payments                                     2,208         Long-term loans payable                           69,469
   Short-term loans                                   226,826         Accrued liabilities                               52,970
   Accounts receivable, others                         98,338         Accrued expenses                                  17,096
   Other current assets                                16,189         Deferred tax liability                             6,500
-------------------------------------------------------------         Advances received                                  1,612
FIXED ASSETS                                        8,430,293         Deposits received                                    256
Property, plant and equipment:                        242,597         Unearned revenue                                       1
   Buildings                                          176,486         Others                                             9,078
   Structures                                           8,060    -------------------------------------------------------------
   Machinery and transportation                         1,166    LONG-TERM LIABILITIES                               3,273,462
   Tools and Fixtures                                  22,278    Bonds                                               1,779,478
   Land                                                32,836    Long-term debt                                      1,463,279
   Construction in progress                             1,769    Severance payments                                     30,251
-------------------------------------------------------------    Others                                                    453
Intangible assets:                                     64,810    -------------------------------------------------------------
   Software                                            64,536    SHAREHOLDERS' EQUITY                                5,188,510
   Others                                                 274    -------------------------------------------------------------
-------------------------------------------------------------    COMMON STOCK                                          937,950
Investments:                                        8,122,885    LEGAL RESERVE                                       2,808,159
   Investment securities                               15,479    Legal capital reserve                               2,672,826
   Investment in subsidiaries                       4,770,167    Legal earned reserve                                  135,333
   Investments in capital                                 923    -------------------------------------------------------------
   Long-term loans                                  3,263,848    RETAINED EARNINGS                                   1,442,375
   Deferred tax assets                                 71,509    Special depreciation reserve                           17,213
   Others                                                 956    General reserves                                    1,131,000
-------------------------------------------------------------    Unappropriated retained earnings
Deferred assets                                                     for the year                                       294,161
Bond discount                                             182         [Net income for the year                          86,822]
                                                                 Unrealized gain on securities                             125
                                                                 Treasury stock                                            (99)
-------------------------------------------------------------    -------------------------------------------------------------
Total assets                                   (Yen)8,784,648    Total liabilities and shareholders' equity     (Yen)8,784,648
-------------------------------------------------------------    -------------------------------------------------------------

Notes: 1. In the figures above, amounts less than one million yen are rounded down.
       2. The significant accounting policies and notes are stated on pages 24 to 26 of this report.

                              STATEMENT OF INCOME
                      (from April 1, 2001 to March 31, 2002)   (millions of yen)
--------------------------------------------------------------------------------
  RECURRING INCOME (LOSS)
--------------------------------------------------------------------------------
  OPERATING INCOME (LOSS)
  Operating revenues                                               (Yen)314,240
   Dividend revenue                                                      78,985
   Group management and administration revenue                           23,912
   Fundamental R&D revenue                                              196,999
   Other                                                                 14,342
  Operating expenses                                                    234,328
   Administrative expenses                                               22,344
   R&D expenses                                                         149,404
   Depreciation                                                          55,563
   Removal of fixed assets                                                3,524
   Taxes                                                                  3,490
  Total operating income                                                 79,912
--------------------------------------------------------------------------------
  NON-OPERATING INCOME (LOSS)
  Non-operating revenues                                                111,188
   Interest income                                                       67,674
   Rent                                                                  22,705
   Profit on sale of investment securities                               11,349
   Other income                                                           9,459
  Non-operating expenses                                                 98,308
   Interest expenses                                                     19,552
   Debenture interest                                                    49,683
   Rent                                                                  15,071
   Other expenses                                                        14,001
  Recurring profit                                                       92,791
--------------------------------------------------------------------------------
  Income before taxes                                                    92,791
  Corporation tax, inhabitants' tax and business tax                        369
  Corporation tax etc. adjustments                                        5,600
  Net income for the year                                                86,822
  Unappropriated retained earnings brought forward                      247,675
  Interim dividends                                                      40,336
  Unappropriated retained earnings at end of year                       294,161
--------------------------------------------------------------------------------
Notes: 1.  In the figures above, amount less than one million yen are rounded down.
       2. The significant accounting policies and notes are stated on pages 24 to 26 of this report.

SIGNIFICANT ACCOUNTING POLICIES

1. Basis and method of evaluating securities
(1) Shares in subsidiaries and affiliates:
                                          Stated at cost, cost being determined
                                          by the moving average method
(2) Other securities:
[1] Securities with market quotations     Stated at the market value, based on
                                          the term-end closing market price and
                                          other factors (valuation differences
                                          directly reported as a separate
                                          component of shareholders' equity;
                                          costs of disposal computed using the
                                          moving average method)
[2] Securities without market quotations  Stated at cost, cost being determined by the moving average method

2. Basis and method of evaluating inventories

Inventories are stated at cost determined by the annual average method.

3. Method of accounting for depreciation and amortization of fixed assets

Depreciation of property, plant and equipment is computed by the declining-balance method (with the exception of buildings, for which the straight-line method is used). Amortization of intangible assets is calculated by the straight-line method.

    The methods and standards used to determine the number of years of useful life and residual value are those stipulated in the provisions of the Japanese Corporation Tax Law.

    The Company depreciates buildings past the allowable limit for depreciation as far as their real residual value, as stipulated in the provisions of the Japanese Corporation Tax Law.

    The depreciation expenses for the software used internally in NTT are calculated by the straight-line method with a limited usage period of 5 years.

4. Accounting for deferred assets

Bond premium and bond discount related to the issuance of bonds is amortized in equal amounts each term. Furthermore, the full amounts of all expenses related to the issuance of bonds and notes are charged to income as paid.

5. Accounting for allowances

(1) Allowance for bad debt

To prepare for possible losses from the write-off of bad debt, an allowance for bad debt is provided for based on the estimated value of irrecoverable debts. For general receivables, the amount provided for is calculated based on historical bad debt ratios such as actual write-off rates. In addition, allowance is provided against specific receivables based on an evaluation of the possibility of collection.

    No allowance is provided in this term.

(2) Allowance for severance payments

Allowance for employee severance payments and retirement benefits is stated based on the projected values of the vested benefit obligation and pension fund assets as of the balance-sheet date, in respect of all employees in service with the Company.

    Allowance for past service debt is computed as an expense from the time of accrual, using the straight-line method based on the average number of years of residual service in respect of all employees in service with the Company at that date.

    Actuarial differences are computed as an expense from the following fiscal term, using the straight-line method based on the average number of years of residual service in respect of all employees in service with the Company at that date.

6. Hedge accounting method
Used for deferred hedges. However, with regard to forward exchange contracts and other contracts, a "designation accounting method" is applied. Also, for certain types of interest swap transactions (refer to explanatory note 14 regarding accounting standards relating to financial instruments), an "interest swap special accounting method" is applied.

7. Accounting for consumption tax
Consumption tax is eliminated from the amount of recorded transactions.

NOTES TO THE BALANCE SHEET

1. Monetary receivables from and payables to the Company's subsidiaries are as follows:
     Short-term monetary receivables:           (Yen)281,363 million
     Long-term monetary receivables:          (Yen)3,264,122 million
     Short-term monetary payables:               (Yen)31,121 million

2. Accumulated depreciation of property, plant and equipment amounted to(Yen)199,366 million.

3. Major assets and liabilities denominated in foreign currencies are as follows:
   Liabilities denominated in foreign currencies

      Bonds and notes:                         (Yen)433,568 million
      (Including those maturing within one year)
                                 [U.S. dollars               2,008,000,000]
                                 [Euro                         750,000,000]
                                 [Pounds sterling              250,000,000]
                                 [Swiss francs                 340,000,000]
      Long-term borrowings:                    (Yen)4,587 million
      (Including those maturing within one year)
                                             (U.S. dollars 45,000,000)

4. According to the regulation in Article 9 in the law concerning Nippon Telegraph and Telephone Corporation, etc. the entire Company's assets are pledged as general collateral for the bonds. Also, based upon Article 9 of the proposed law to amend the part of Nippon Telegraph and Telephone Corporation Law (Law No. 98, 1997), NTT contracts liabilities for the bonds issued on June 30, 1999 on joint and several liability with Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, and also submits the entire properties of these four companies to the general security for the relevant bonds.

5. Guaranteed deposits: (Yen)86,350 million

6. Net income per share:(Yen)5,381.15

7. Value of net assets as stipulated in Article 290.1.6 of the Japanese Commercial Code:(Yen)125 million

8. Following revisions to the regulations governing the presentation of the balance sheet, statement of income, business report and supplementary schedules of Japanese joint-stock corporations, "treasury stock," which was previously accounted for within "Other current assets," is now listed as a separate item under shareholders' equity, in the form of a deduction.

NOTES TO THE STATEMENT OF INCOME

Operating expenses incurred through transactions with subsidiaries were
(Yen)67,152 million and operating income through transactions with subsidiaries was (Yen)231,358 million. Non-operating transactions with subsidiaries were
(Yen)114,492 million.

PROPOSAL OF APPROPRIATION
OF UNAPPROPRIATED RETAINED EARNINGS
--------------------------------------------------------------------------------
Item                                                                      Amount
--------------------------------------------------------------------------------
Unappropriated retained earnings for the year               (Yen)294,161,471,114
Reversal of special depreciation reserve                           6,497,286,594
Total                                                            300,658,757,708
Proposal of appropriation:
Cash dividends [(Yen)2,500 per share]                             40,335,938,650
Profits brought forward                                          260,322,819,058
--------------------------------------------------------------------------------
Notes: An interim dividend of(Yen)40,336,456,000 ((Yen)2,500 per share) was paid to shareholders on December 12, 2001.

Certified Copy

INDEPENDENT CERTIFIED PUBLIC
ACCOUNTANTS' REPORT

                                             May 9, 2002

Mr. Jun-ichiro Miyazu
President and Representative Director
Nippon Telegraph and Telephone Corporation
                                             ChuoAoyama Audit Corporation

                                             Hiroshi Ueno, C.P.A.,
                                             Representative Partner and
                                             Engagement Partner

                                             Hideo Takaura, C.P.A.,
                                             Representative Partner and
                                             Engagement Partner

                                             Yasushi Hamada, C.P.A.,
                                             Representative Partner and
                                             Engagement Partner

                                             Asahi & Co.

                                             Shigeru Iwamoto, C.P.A.,
                                             Representative Partner and
                                             Engagement Partner

                                             Giichi Kameoka, C.P.A.,
                                             Representative Partner and
                                             Engagement Partner

                                             Takuichi Arai, C.P.A.,
                                             Representative Partner and
                                             Engagement Partner

Pursuant to Article 2 of "the Law for Special Exceptions to the Commercial Code concerning the audit, etc. of joint-stock corporations," we have audited the balance sheet, the statement of income, the business report (with respect to accounting matters only), the proposal of appropriation of unappropriated retained earnings, and the supplementary schedules (with respect to accounting matters only) of Nippon Telephone and Telegraph Corporation for the 17th fiscal year from April 1, 2001 to March 31, 2002. The accounting matters included in the business report and supplementary schedules referred to above that were subject to our audit were limited to those derived from the accounting and other records of the Company and its subsidiaries.

    Our audit was conducted in accordance with the Generally Accepted Auditing Standard in Japan, and included all auditing procedures that are normally required. It also included all auditing procedures as are normally required for the audit of subsidiaries.

We state our opinions on the results of the audit as follows:

(1) The balance sheet and the statement of income present fairly the financial position and operational performance of the Company, in conformity with applicable laws and regulations and the Company's articles of incorporation.
(2) The business report (with respect to accounting matters only) presents fairly the status of the Company, in conformity with applicable laws and regulations and the Company's articles of incorporation.
(3) The proposal of appropriation of unappropriated retained earnings is in conformity with applicable laws and regulations and the Company's articles of incorporation.
(4) There are no matters to be noted in the supplementary schedules (with respect to accounting matters only) in accordance with the provisions of the Commercial Code.

Subsequent events with respect to the issue of bonds and notes, as well as share exchanges effected by subsidiaries, that may have a significant material effect on the financial position and operational performance of the Company in subsequent fiscal years are described in Section III of the business report (entitled "Major Events After The End Of The Fiscal Year").

    Both ChuoAoyama Audit Corporation and Asahi & Co., as well as the respective engagement partners of both firms, have no interest in the Company that should be disclosed pursuant to the provisions of the Certified Public Accountants Law.

                                                                             END

Certified Copy

BOARD OF CORPORATE AUDITORS' REPORT

Having received reports from each Corporate Auditor on the procedures and results of their individual audits regarding the Directors' execution of their duties during the 17th fiscal year from April 1, 2001 to March 31, 2002, and, following due discussion at meetings, the Board of Corporate Auditors has prepared this report. The Board reports as follows:

1. Outline of audit methodology

In line with the policies of the Board of Corporate Auditors, each Corporate Auditor attended the meetings of the Board of Directors, as well as other important meetings of the Company. Individually, they received reports from the Directors on the Company's operations, reviewed important documents requiring internal approval, and examined the operations and assets of the Company head office and R&D laboratories. In addition, where necessary, they received reports from Company subsidiaries on their operations, examined the operations and assets of such subsidiaries, and exchanged information and opinions with the auditors of such subsidiaries. They also made all necessary inquiries to the Certified Public Accountants with regard to their audits, and examined the Company's financial statements and the supplementary schedules.

2. Audit results

(1) The methodology and results of the audits conducted by the Certified Public Accountants, ChuoAoyama Audit Corporation and Asahi & Co. are adequate.
(2) The business report presents fairly the position of the Company, in conformity with applicable laws and regulations and the Company's articles of incorporation.
(3) There is nothing unusual that should be noted regarding the proposed appropriation of unappropriated retained earnings in light of the status of the Company's assets and other circumstances.
(4) The supplementary schedules state fairly the information required to be set forth therein, and there is nothing unusual that should be noted in this regard.
(5) With regard to the Directors' execution of their duties, no illegal act in violation of laws, regulations or the Company's articles of incorporation has been noted.

        In addition to the audit procedures outlined above, where necessary, the Board of Corporate Auditors took great care to make a particularly detailed inspection and audit of any circumstances surrounding transactions that could have fallen into any of the following categories: (a) transactions by Directors that compete with the business of the Company; (b) transactions between Directors and the Company that are in conflict with the interests of the Company; (c) free distributions of profits undertaken by the Company;
    (d) extraordinary transactions with any Company subsidiary or shareholder, and (e) the acquisition and disposal of any treasury stock by the Company. As a result of these investigations, the Board of Corporate Auditors found no violation of duties by any Director of the Company in these respects, etc.

(6) There are no matters that should be noted regarding the execution of their duties by Directors with regard to the Company's subsidiaries.

May 13, 2002
          Nippon Telephone and Telegraph Corporation
          Board of Corporate Auditors
          Full-Time Corporate Auditor                  Takao Nakajima (seal)
          Full-Time Corporate Auditor                  Masao Iseki (seal)
          Corporate Auditor                            Keisuke Sada (seal)
          Corporate Auditor                            Hideaki Toda (seal)

Note: Of the Corporate Auditors, Mr. Takao Nakajima and Mr. Hideaki Toda are outside Corporate Auditors assigned in accordance with Item 1 of Article 18 of the Law of Special Exceptions to the Commercial Code regarding corporate audits.

                                                                             END

REFERENCE DOCUMENTS CONCERNING THE EXERCISE OF VOTING RIGHTS

1. Number of voting rights of all the shareholders:
   16,087,141

2. Matters for resolution and reference

   First Item   Approval of proposal of appropriation of unappropriated retained earnings for the 17th fiscal year.

The Company proposes to make an appropriation of unappropriated retained earnings for this fiscal year, as described in the chart on page 27.

    An interim dividend of (Yen)2,500 per share was paid in December 2000. The year-end dividend for this fiscal year is proposed to also be (Yen)2,500 per share, taking into consideration shareholders' interests.

   Second Item   Repurchase of own shares

To implement a capital policy intended to put NTT in a better position to respond to changes in its corporate environment with greater flexibility, it is proposed that, between the close of this meeting and the next Ordinary General Meeting of Shareholders, the Company shall be authorized to acquire a maximum of 200,000 Common Stocks in the Company for a total acquisition cost not exceeding
(Yen)100 billion, in accordance with Article 210 of the Japanese Commercial
Code.

   Third Item   Partial Modifications to the Articles of Incorporation

1. Reasons for modification

(1) The Law amending the Commercial Code, Etc. (Law No.79 of 2001), abolished the systems of par value shares and fractional share certificates. In addition, the rights accorded to fractional shareholders as previously stated in the Articles of Incorporation became recognized under the Commercial Code of Japan. In line with these amendments, the proposed changes take the necessary steps to remove the various stipulations governing par value shares, fractional share certificates, the rights of fractional shareholders and so on. The Law also changed the basis for determining a quorum for the purposes of resolutions for the election of directors and statutory auditors from the total number of issued shares to the number of voting rights of all the shareholders. In line with this amendment, the proposed changes take the necessary steps to specify the necessary stipulations concerning the election of directors and statutory auditors. (Articles 6, 11, 18, 24, 30)

(2) The Law amending the Commercial Code, Etc. (Law No.128 of 2001), stipulated that the register of shareholders and the register of fractional shares may be recorded using electromagnetic record. In line with this amendment, the proposed changes take the necessary steps to alter the parts of the current Articles of Incorporation governing the register of shareholders and the register of fractional shares. And the Law modifies convertible bonds into bonds with subscription rights, and recognized the power of the Board of Directors to determine the effective date of the issuance of new stock in relation to dividends and interim dividends associated with the exercising of subscription rights. In line with this amendment, the proposed changes take the necessary steps to remove the stipulations governing the conversion of convertible bonds and dividends and interim dividends. (Articles 7, 9, 10, 29, 30 31)

(3) The various changes mentioned above also caused the re-numbering of some Articles.

(4) On the grounds that such provisions had already served their purpose, it is proposed to remove supplementary provisions to the Articles of Incorporation dating from the time of the Company's establishment, together with the names and addresses of the promoters for the purpose of incorporation.

2. Modifications

The relevant items should be modified as follows: (The modified portions are underlined)

---------------------------------------------------------------------------------------------------------
Current Version                                          Modified Version
---------------------------------------------------------------------------------------------------------
(Par Value of Each Par Value Share,                      (Removed)
-----------------------------------
Non-Issuance of Fractional Share Certificates)
---------------------------------------------
Article 6 All shares issued by the company
------------------------------------------
   shall be par value shares and the par value
   -------------------------------------------
   of each share shall be fifty thousand yen
   -----------------------------------------
   ((Yen)50,000).
   -------------
2. The company shall not issue
------------------------------
   fractional share certificates.
   ------------------------------
---------------------------------------------------------------------------------------------------------
(Share Handling Regulations)                             (Share Handling Regulations)
Article 7 The denomination of share                      Article 6 The denomination of share
---------                                                ---------
   certificates, registration of transfer of                certificates, registration of transfer of
   shares, entry in the register of fractional              shares, entry or record in the register of
                                                                          ---------
   shares, registration relating to the right               fractional shares, registration relating to
   of pledge, re-issue of share certificates,               the right of pledge, re-issue of share
   indication of trust property and other                   certificates, indication of trust property
   matters concerning the handling of shares                and other matters concerning the
   and fractional shares and handling charges               handling of shares and fractional shares
   thereof shall be governed by the share                   and handling charges thereof shall be
   handling regulations established by the                  governed by the share handling
   board of directors.                                      regulations established by the board of
                                                            directors.
---------------------------------------------------------------------------------------------------------
(Notification of Address and Seal Impression,            (Notification of Address and Seal
etc.)                                                    Impression, etc.)
Article 8                         (Omitted)              Article 7            (As present)
---------                                                ---------
---------------------------------------------------------------------------------------------------------
(Record Date)                                            (Record Date)
Article 9 The company shall deem the                     Article 8 The company shall deem the
---------                                                ---------

   shareholders entered in the register of               shareholders entered or recorded in the
                                                                              -----------
   shareholders and the register of beneficial           register of shareholders and the register
   owners (hereinafter collectively called the           of beneficial owners (hereinafter
   "register of shareholders, etc.") as at the           collectively called the "register of
   close of March 31 of each year to be those            shareholders, etc.") as at the close of
   shareholders who are entitled to exercise             March 31 of each year to be those
   their rights at the ordinary general meeting          shareholders who are entitled to
   of shareholders to be held in respect of the          exercise their rights at the ordinary
   relevant fiscal year.                                 general meeting of shareholders to be
                                                         held in respect of the relevant fiscal
2. In addition to the preceding paragraph,               year.
   whenever necessary the company shall, by
   a resolution of the board of directors, and        2. In addition to the preceding paragraph,
   having given prior public notice thereof,             whenever necessary the company shall,
   deem the shareholders or registered                   by a resolution of the board of directors,
   pledgees entered in the register of                   and having given prior public notice
   shareholders, etc. as of a fixed date or the          thereof, deem the shareholders or
   holders of fractional shares entered in the           registered pledgees entered or recorded
                                                                                     -----------
   register of fractional shares as of the same          in the register of shareholders, etc. as of
   date to be those shareholders, pledgees or            a fixed date or the holders of fractional
   holders of fractional shares who are entitled         shares entered or recorded in the
                                                                        -----------
   to exercise their rights.                             register of fractional shares as of the
                                                         same date to be those shareholders,
                                                         pledgees or holders of fractional shares
                                                         who are entitled to exercise their rights.
-----------------------------------------------------------------------------------------------------
(Transfer Agent)                                         (Transfer Agent)
Article 10 The company may appoint a                     Article 9 The company may appoint a
----------                                               ---------
   transfer agent or agents which will handle            transfer agent or agents which will handle
   the business of registration of transfer of           the business of registration of transfer of
   shares, entry in the register of fractional           shares, entry or record in the register of
                                                                       ---------
   shares and the register of beneficial                 fractional shares and the register of
   owners, and other matters.                            beneficial owners, and other matters.

2. The transfer agent, its location and the              2. (As present)
   scope of its authority shall be determined
   by a resolution of the board of directors
   and public notice shall be given with
   respect thereto.
---------------------------------------------------------------------------------------------------------
(Rights of Holders of Fractional Shares)
----------------------------------------
Article 11 The holders of fractional shares shall        (Removed)
-------------------------------------------------
   be entitled to receive dividends and
   ------------------------------------

   distribution of cash in accordance with
   ---------------------------------------
   Article 293-5 of the Commercial Code of
   ---------------------------------------
   Japan (hereinafter called "interim
   ----------------------------------
   dividends") and to subscribe new shares,
   ----------------------------------------
   convertible bonds and bonds with rights to
   ------------------------------------------
   subscribe new shares.
   ---------------------
----------------------------------------------------------------------------------------------------------------
(Convocation)                                            (Convocation)

Article 12                            (Omitted)          Article 10                (As present)
----------                                               ----------
(Chairman of Meetings)                                   (Chairman of Meetings)

Article 13                            (Omitted)          Article 11                (As present)
----------                                               ----------
(Method of Making Resolutions)                           (Method of Making Resolutions)

Article 14                            (Omitted)          Article 12                (As present)
----------                                               ----------
(Voting by Proxy)                                        (Voting by Proxy)

Article 15                            (Omitted)          Article 13                (As present)
----------                                               ----------
(Minutes of Meetings)                                    (Minutes of Meetings)

Article 16                            (Omitted)          Article 14                (As present)
----------                                               ----------
(Number of Directors)                                    (Number of Directors)

Article 17                            (Omitted)          Article 15                (As present)
----------                                               ----------
----------------------------------------------------------------------------------------------------------------
(Election of Directors)                                  (Election of Directors)

Article 18  Directors shall be elected at a              Article 16 Directors shall be elected at a
----------                                               ----------
   meeting of shareholders by a majority vote               meeting of shareholders by a majority vote
   of shareholders present at the meeting                   of shareholders present at the meeting
   which shareholders present hold shares                   which shareholders present hold shares
   representing in the aggregate one-third                  representing in the aggregate one-third
   (1/3) or more of the total number of                     (1/3) or more of the total number of
                    -------------------                                      -------------------
   issued shares.                                           voting rights of shareholders.
   --------------                                           -----------------------------

2. Cumulative voting shall not be used for the           2. (As present)
   election of directors.
----------------------------------------------------------------------------------------------------------------
(Term of Office)                                         (Term of Office)

Article 19                            (Omitted)          Article 17                (As present)
----------                                               ----------
(Election of Representative Directors and                (Election of Representative Directors and
Directors with Specific Powers)                          Directors with Specific Powers)

Article 20                            (Omitted)          Article 18                (As present)
----------                                               ----------
(Meetings of Board of Directors)                         (Meetings of Board of Directors)

Article 21                            (Omitted)          Article 19                (As present)
----------                                               ----------
(Counselors and Advisors)                                (Counselors and Advisors)

Article 22                            (Omitted)          Article 20                (As present)
----------                                               ----------
(Number of Statutory Auditors)                           (Number of Statutory Auditors)

Article 23                            (Omitted)          Article 21                (As present)
----------                                               ----------

----------------------------------------------------------------------------------------------------
(Election of Statutory Auditors)                         (Election of Statutory Auditors)

Article 24 Statutory auditors shall be elected at        Article 22 Statutory auditors shall be
----------                                               ----------
    a meeting of shareholders by a majority                  elected at a meeting of shareholders by
    vote of shareholders present at the meeting              a majority vote of shareholders present
    which shareholders present hold shares                   at the meeting which shareholders
    representing in the aggregate one-third                  present hold shares representing
    (1/3) or more of the total number of issued              in the aggregate one-third (1/3)
                     --------------------------
    shares.                                                  or more of voting rights of all the
    ------                                                              ------------------------
                                                             shareholders.
                                                             ------------
----------------------------------------------------------------------------------------------------
(Term of Office of Statutory Auditors)                   (Term of Office of Statutory Auditors)

Article 25                              (Omitted)        Article 23                     (As present)
----------                                               ----------
(Full-time Statutory Auditors)                           (Full-time Statutory Auditors)

Article 26                              (Omitted)        Article 24                     (As present)
----------                                               ----------
(Meetings of Board of Statutory Auditors)                (Meetings of Board of Statutory Auditors)

Article 27                              (Omitted)        Article 25                     (As present)
----------                                               ----------
(Fiscal Period)                                          (Fiscal Period)

Article 28                              (Omitted)        Article 26                     (As present)
----------                                               ----------
----------------------------------------------------------------------------------------------------
(Dividends)                                              (Dividends)

Article 29 Dividends shall be paid to the                Article 27 Dividends shall be paid to the
----------                                               ----------
    shareholders or registered pledgees                      shareholders or registered pledgees
    appearing on the register of shareholders,               entered or recorded on the register of
    ---------                                                -------------------
    etc. as of the closing of accounts for each              shareholders, etc. as of the closing of
    fiscal period and the holders of fractional              accounts for each fiscal period and the
    shares appearing on the register of                      holders of fractional shares entered or
           ---------                                                                      ----------
    fractional shares as of the closing of                   recorded on the register of fractional
                                                             --------
    accounts for each fiscal period.                         shares as of the closing of accounts for
                                                             each fiscal period.

2.  The company shall be exempted from the               2.  (As present)
    obligation to pay dividends referred to in
    the preceding paragraph after three (3)
    years have elapsed from the date on which
    the shareholders or the holders of fractional
    shares were in default of receipt of
    dividends.

3.  Dividends shall bear no interest even during         3.  (As present)
    the period referred to in the preceding
    paragraph.
----------------------------------------------------------------------------------------------------
(Interim Dividends)                                      (Interim Dividends)

Article 30 Interim dividends may be paid to the          Article 28 Distributions of cash in
---------- -----------------------------                 ---------- ------------------------
    shareholders or registered pledges                       accordance with Article 293-5 of the
                                                             ------------------------------------

-----------------------------------------------------------------------------------------------------
    appearing on the register of shareholders,               Commercial Code of Japan (hereinafter
    ---------                                                -------------------------------------
    etc. as of the 30th day of September of                  referred to as "interim dividends") may
                                                             ---------------------------------
    each year or the holders of fractional                   be paid to the shareholders or
    shares appearing on the register of                      registered pledgees entered or recorded
           ---------                                                             -------------------
    fractional shares as of the same date by a               on the register of shareholders, etc. as
    resolution of the board of directors.                    of the 30th day of September of each
                                                             year or the holders of fractional shares
                                                             entered or recorded on the register of
                                                             -------------------
                                                             fractional shares as of the same date by
                                                             a resolution of the board of directors.

2.  The provisions in the second and third               2.  (As present)
    paragraphs of the preceding Article shall
    apply to interim dividends.
-----------------------------------------------------------------------------------------------------
(Conversion of Convertible Bonds and
------------------------------------
Dividends and Interim Dividends)
--------------------------------
Article 31 Initial dividends or interim dividends        (Removed)
---------- --------------------------------------
    on the shares issued upon conversion of
    ---------------------------------------
    convertible bonds and the fractional shares
    -------------------------------------------
    created in connection therewith shall be
    ----------------------------------------
    paid on the assumption that conversion
    --------------------------------------
    shall have taken place on the 1st day of
    ----------------------------------------
    April, in case the request for conversion
    -----------------------------------------
    was made during the period from the 1st
    ---------------------------------------
    day of April to the 30th day of September,
    ------------------------------------------
    and on the 1st day of October, in case the
    ------------------------------------------
    request was made during the period from
    ---------------------------------------
    the 1st day of October to the 31st day of
    -----------------------------------------
    March of the following year.
    ----------------------------
-----------------------------------------------------------------------------------------------------
SUPPLEMENTARY PROVISIONS                                 (Removed)
------------------------

(Shares Issued at the Time of Incorporation)
--------------------------------------------
Article 1 The number of shares to be issued by           (Removed)
--------- ------------------------------------
    the company at the time of incorporation
    ----------------------------------------
    shall be fifteen million six hundred thousand
    ---------------------------------------------
    (15,600,000) shares, and the issuing price
    ------------------------------------------
    shall be two hundred thirteen thousand two
    ------------------------------------------
    hundred ten yen (Yen)213,210) per share and
    -------------------------------------------
    the amount not to be credited to the
    ------------------------------------
    stated capital shall be one hundred sixty
    -----------------------------------------

     three thousand two hundred and ten
     ----------------------------------
     ((Yen)163,210) per share.
     -------------------------

(Contribution at the Time of Incorporation)
-------------------------------------------
Article 2 In connection with incorporation of           (Removed)
--------- -----------------------------------
     the company, Nippon Telegraph &
     -------------------------------
     Telephone Public Corporation shall
     ----------------------------------
     contribute its entire assets to the company in
     ----------------------------------------------
     accordance with Article 3, paragraph 8 of
     -----------------------------------------
     the supplementary provisions of the Nippon
     ------------------------------------------
     Denshin Denwa Kabushiki Kaisha Law at
     -------------------------------------
     the price of three trillion three hundred
     -----------------------------------------
     twenty-six billion seventy-six million yen
     ------------------------------------------
     ((Yen)3,326,076,000,000) and fifteen million
     --------------------------------------------
     six hundred thousand (15,600,000) shares
     ----------------------------------------
     of the company shall be allotted to that
     ----------------------------------------
     corporation.
     ------------

(Terms of Office of First Directors and Statutory
-------------------------------------------------
Auditors)
---------
Article 3 The terms of office of the first directors    (Removed)
--------- ------------------------------------------
     and statutory auditors shall expire at the
     ------------------------------------------
     conclusion of the ordinary meeting of
     ------------------------------------------
     shareholders held first after their assumption
     ----------------------------------------------
     of office.
     ----------

(Expenses of Incorporation)
---------------------------
Article 4 The expenses of incorporation which           (Removed)
--------- -----------------------------------
     are to be borne by the company shall be
     ---------------------------------------
     not more than ten million yen
     -----------------------------
((Yen)10,000,000).
------------------

The promoters for the purpose of incorporation of       (Removed)
-------------------------------------------------
Nippon Telegraph and Telephone Corporation have
-----------------------------------------------
made these Articles of Incorporation and have
---------------------------------------------
hereunto affixed their names and seals this 20th
------------------------------------------------
day of March, 1985.
-------------------

Names and addresses of each promoter
------------------------------------
(Omitted)

-------------------------------------------------------------------------------------------------------

   Fourth Item   Election of twelve Directors

As of the end of this Ordinary General Meeting of Shareholders, the entire Board of Directors has completed its term of office. Accordingly, it is proposed that twelve directors be elected.

Candidates for Directors are as follows:

------------------------------------------------------------------------------------------------------------
                                                                                              Number of
Candi                                                                                         shares of the
-date       Name                                                                              Company
No.         (Date of birth)      Resume and representation of other companies                 held
------------------------------------------------------------------------------------------------------------
  1.        Norio Wada           April 1964   Entered Nippon Telegraph and                    21.24
            (August 16, 1940)                 Telephone Public Corporation                    Shares
                                 June 1992    Senior Vice President and General
                                              Manager of Tohoku Regional
                                              Communications Sector of the Company
                                 June 1996    Senior Vice President and Senior
                                              Executive Manager of Affiliated
                                              Business Development Headquarters of
                                              the Company
                                 July 1996    Senior Vice President and Senior
                                              Executive Manager of Affiliated
                                              Business Headquarters of the Company
                                 June 1997    Executive Vice President and Senior
                                              Executive Manager of Affiliated
                                              Business Headquarters of the Company
                                 June 1998    Executive Vice President and Senior
                                              Executive Manager of Affiliated
                                              Business Headquarters and Executive
                                              Manager of NTT-Holding
                                              Organizational Office of the Company
                                 January      Executive Vice President and Senior
                                 1999         Executive Manager of NTT-Holding
                                              Provisional Headquarters of the
                                              Company
                                 July 1999    Senior Executive Vice President of the
                                              Company (present post)
------------------------------------------------------------------------------------------------------------
  2.        Haruki Matsuno       April 1960   Entered the Ministry of Posts and               13.00
            (January 24,                      Telecommunications                              Shares
            1937)                July 1994    Vice Minister of the Ministry
                                 July 1996    Chairman of the Japan Computer
                                              Communications Association
                                              (retired on June 30, 2001)
                                 August       Chairman of the Postal Savings
                                 1997         Promotion Society
                                 June 2000    Senior Executive Vice President of the
                                              Company
                                              (present post)
------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
   3.    Hiromi Wasai         April 1969    Entered Nippon Telegraph and                       10.00
         (August 25, 1946)                  Telephone Public Corporation                       Shares
                              June 1996     Vice President and Senior Manager of
                                            Corporate Strategy Planning
                                            Department of the Company
                              June 1998     Vice President and Deputy Executive
                                            Manager of NTT-Holding
                                            Organizational Office of the Company
                              January       Vice President and Senior Manager of
                              1999          Department I of NTT-Holding
                                            Provisional Headquarters of the
                                            Company
                              July 2001     President of NTT Broadband Initiative,
                                            Inc.
                                            (Scheduled to retire on June 21, 2002)
-----------------------------------------------------------------------------------------------------------
   4.    Toyohiko Takabe      July 1969     Entered Nippon Telegraph and                       11.08
         (January 9, 1947)                  Telephone Public Corporation                       Shares
                              June 1996     Vice President and Senior Manager of
                                            Multimedia Service Department of the
                                            Company
                              April 1997    Vice President and Senior Manager of
                                            Reorganization Planning Office of the
                                            Company
                              June 1998     Vice President and Executive Manager
                                            of Coordination and Liaison
                                            Department of the Company
                              January       Vice President and Executive Manager
                              1999          of Reorganization Office and Executive
                                            Manager of Department V of NTT-
                                            Holding Provisional Headquarters of
                                            the Company
                              July 1999     Senior Vice President and Executive
                                            Manager of Department V of the Company
                                            (present post)
-----------------------------------------------------------------------------------------------------------
   5.    Satoru Miyamura      July 1969     Entered the Ministry of Finance                    8.00
         (November 26,        June 1998     Dispatched Official for the Ministry of            Shares
         1946)                              Finance (Vice President of International
                                            Bank for Reconstruction and Development)
                              June 2000     Senior Vice President and Executive
                                            Manager of Department IV of the Company
                              June 2000     President of NTT CAPITAL (U.K.) LIMITED
                                            (present post)
-----------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
   6.    Yuji Inoue           April 1973       Entered Nippon Telegraph and                  5.04
         (October 19,                          Telephone Public Corporation                  Shares
         1948)                January          Senior Vice President of NTT Data
                              2001             Corporation
                              June 2001        Senior Vice President and Senior
                                               Executive Manager of Development
                                               Headquarters of NTT Data Corporation
                              April 2002       Senior Vice President and Senior
                                               Executive Manager of Technical
                                               Development Headquarters of NTT
                                               Data Corporation
                                               (Scheduled to retire on June 25, 2002)
-------------------------------------------------------------------------------------------------------
   7.    Shin Hashimoto       April 1973       Entered Nippon Telegraph and                  5.02
         (September 6,                         Telephone Public Corporation                  Shares
         1949)                January          Executive Manager of Plant Planning
                              1999             Department of Nippon Telegraph and
                                               Telephone East Corporation Provisional
                                               Headquarters of the Company
                              July 1999        Executive Manager of Plant Planning
                                               Department of Nippon Telegraph and
                                               Telephone East Corporation
                              June 2001        Senior Vice President and Executive
                                               Manager of Plant Planning Department
                                               of Nippon Telegraph and Telephone
                                               East Corporation
                                               (Scheduled to retire on June 25, 2002)
-------------------------------------------------------------------------------------------------------
   8.    Masaki Mitsumura     April 1972       Entered Nippon Telegraph and                  10.06
         (November 4,                          Telephone Public Corporation                  Shares
         1949)                June 2001        Executive Manager of Personnel
                                               Department, General Manager of
                                               Payroll Operations Center and General
                                               Manager of Medical and Health
                                               Administration Center of Nippon
                                               Telegraph and Telephone East
                                               Corporation
                                               Vice President, Executive Manager of
                              July 2001        Personnel Department, Executive
                                               Manager of General Affairs
                                               Department, General Manager of
                                               Payroll Operations Center and General
                                               Manager of Medical and Health
                                               Administration Center of Nippon
                                               Telegraph and Telephone East
                                               Corporation
                                               Vice President, Executive Manager of
                              May 2002         Personnel Department, Executive
                                               Manager of General Affairs

                                      42

                                            Department and General Manager of
                                            Medical and Health Administration
                                            Center of Nippon Telegraph and
                                            Telephone East Corporation
                                            (present post)
------------------------------------------------------------------------------------------------------------
    9.    Hiroo Unoura         April 1973   Entered Nippon Telegraph and                         7.00
          (January 13,                      Telephone Public Corporation                         Shares
          1949)                January      Senior Manager of Department V of
                               1999         NTT-Holding Provisional Headquarters
                                            of the Company
                               July 1999    Senior Manager of Department V of
                                            the Company
                               September    Deputy General Manager of Tokyo
                               2000         Branch of Nippon Telegraph and
                                            Telephone East Corporation
                                            (present post)
                               April 2002   President of NTT Service Tokyo Corporation
                                            (Scheduled to retire on June 25, 2002)
------------------------------------------------------------------------------------------------------------
   10.    Jun-ichiro Miyazu    April 1958   Entered Nippon Telegraph and                         33.36
          (January 2, 1936)                 Telephone Public Corporation                         Shares
                               June 1987    Senior Vice President and Senior
                                            Executive Manager of
                                            Telecommunications Network Sector of
                                            the Company
                               June 1988    Executive Vice President and Senior
                                            Executive Manager of
                                            Telecommunications Network Sector of
                                            the Company
                               June 1990    Executive Vice President and Senior
                                            Executive Manager of Engineering
                                            Strategy Planning Headquarters of the
                                            Company
                               February     Executive Vice President and Senior
                               1991         Executive Manager of Network
                                            Engineering Headquarters of the
                                            Company
                               June 1992    Senior Executive Vice President and
                                            Senior Executive Manager of Network
                                            Engineering Headquarters of the
                                            Company
                               July 1993    Senior Executive Vice President and
                                            Senior Executive Manager of Service
                                            Engineering Headquarters of the
                                            Company
                               February     Senior Executive Vice President and
                               1994         Senior Executive Manager of Service
                                            Engineering Headquarters and
                                            Executive Manager of Multimedia

                                                  Planning and Promotion Office of the
                                                  Company
                               June 1995          Senior Executive Vice President and
                                                  Executive Manager of Multimedia
                                                  Planning and Promotion Office of the
                                                  Company
                               July 1995          Senior Executive Vice President and
                                                  Senior Executive Manager of
                                                  Multimedia Service Promotion
                                                  Headquarters of the Company
                               June 1996          Representative Director,
                                                  President of the Company
                                                  (present post)
---------------------------------------------------------------------------------------------------------
   11.    Takashi Imai         April 1952         Entered Fuji Steel Corporation                4.02
          (December 23,        April 1998         Chairman of Nippon Steel Corporation          Shares
          1929)                                   (present post)
                               May 1998           Chairman of Japan Federation of
                                                  Economic Organizations
                                                  (retired on May 28, 2002)
                               July 1999          Director of the Company
                                                  (present post)
---------------------------------------------------------------------------------------------------------
   12.    Yotaro Kobayashi     October            Entered Fuji Photo Film Co., Ltd.             0.00
          (April 25, 1933)     1958                                                             Shares
                               September          Entered Fuji Xerox Co., Ltd.
                               1963
                               January            Representative Director,
                               1992               Chairman of Fuji Xerox Co., Ltd.
                                                  (present post)
                               April 1999         Chairman of KEIZAI DOYUKAI (Japan
                                                  Association of Corporate Executives)
                                                  (present post)
                               July 1999          Director of the Company
                                                  (present post)
---------------------------------------------------------------------------------------------------------

Notes: Mr. Takashi Imai and Mr. Yotaro Kobayashi satisfy the requirements of outside Directors assigned in accordance with Paragraph 2, Item 7-2 of Article 188 of the Commercial Code.

   Fifth Item   Presentation of retirement allowance to retiring Directors

It is proposed that retirement allowances be given in accordance with the Company's regulations and at an appropriate level for services rendered by Yusuke Tachibana, Senior Executive Vice President, Kanji Koide, Senior Vice President and Shigehiko Suzuki, Senior Vice President, who will retire at the close of this Ordinary General Meeting of Shareholders.
    It is proposed that decisions on the amount of money, time and method of payment of such monetary awards be entrusted to the Board of Directors.

    The resumes of the retiring Directors are as follows:

-------------------------------------------------------------------------------------------------
Name                        Resume
-------------------------------------------------------------------------------------------------
Yusuke Tachibana            July 1999          Senior Executive Vice President of the Company
                                               (present post)
-------------------------------------------------------------------------------------------------
Kanji Koide                 June 1997          Senior Vice President and Executive Manager of
                                               Market Strategy Department of the Company
                            January 1999       Senior Vice President and Executive Manager of
                                               Corporate Strategy Planning Office and Executive
                                               Manager of Department I of NTT-Holding
                                               Provisional Headquarters of the Company
                            July 1999          Senior Vice President and Executive Manager of
                                               Department I of the Company (present post)
-------------------------------------------------------------------------------------------------
Shigehiko Suzuki            June 1998          Senior Vice President and Executive Manager of
                                               Telecommunication Net-work Laboratory Group of
                                               the Company
                            July 1998          Senior Vice President and Deputy Senior Executive
                                               Manager of Research and Development
                                               Headquarters of the Company
                            January 1999       Senior Vice President and Executive Manager of
                                               Department III of NTT-Holding Provisional
                                               Headquarters and Executive Manager of
                                               Information Sharing Laboratory Group of NTT-
                                               Holding Provisional Headquarters of the Company
                            July 1999          Senior Vice President and Executive Manager of
                                               Department III and Executive Manager of
                                               Information Sharing Laboratory Group of the
                                               Company
                            June 2000          Senior Vice President and Executive Manager of
                                               Department III of the Company
                                               (present post)
------------------------------------------------------------------------------------------------------

[For reference]

1. The following are outline of consolidated financial accounts for the NTT
   Group.

                    ABBREVIATED CONSOLIDATED BALANCE SHEET
                              (at March 31, 2002)

                                                               (billions of yen)
--------------------------------------------------------------------------------
     Fixed assets                                                (Yen)16,799.3
     Current assets                                                    4,081.5
     Deferred tax assets                                                   0.2
   Total assets                                                       20,881.1
     Long-term liabilities                                             9,636.3
     Current liabilities                                               3,847.9
   Liabilities                                                        13,484.2
   Minority Interest                                                   1,490.6
   Shareholders'equity                                                 5,906.3
--------------------------------------------------------------------------------

                 ABBREVIATED STATEMENT OF CONSOLIDATED INCOME
                    (from April 1, 2001 to March 31, 2002)

                                                               (billions of yen)
--------------------------------------------------------------------------------
     Operating revenues                                          (Yen)11,681.5
     Operating expenses                                               10,734.2
   Operating income                                                      947.3
   Non-operating loss                                                    229.0
   Recurring profit                                                      718.2
   Extraordinary loss                                                  2,079.0
   Net loss for the year                                                 812.1
--------------------------------------------------------------------------------

2. The following are outline of the financial accounts for Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation.

(1) Outline figures for Nippon Telegraph and Telephone East Corporation

                           ABBREVIATED BALANCE SHEET
                              (at March 31, 2002)

                                                                                           (billions of yen)
--------------------------------------------------------------------------------------------------------------
ASSETS                                  (Yen)4,943.0     LIABILITIES                            (Yen)3,106.8
--------------------------------------------------------------------------------------------------------------
FIXED ASSETS                                 4,102.5     LONG-TERM LIABILITIES                       2,403.1

Fixed assets for telecommunications                        Long-term debt from affiliated
business:                                    3,526.7          company                                1,013.1

Property, plant and equipment                3,348.3       Severance payments                        1,382.9

   Telecommunications equipment                796.0       Others                                        7.0

   Local telephone service lines               606.7     CURRENT LIABILITIES                           703.6

   Civil engineering equipment                 854.0       Long-term debt maturing

   Buildings                                   701.9       within one year                             102.8

   Land                                        197.9       Accounts payable                            157.3

   Others                                      191.5       Accrued liabilities                         358.6

Intangible assets:                             178.4       Others                                       84.7
                                                      --------------------------------------------------------
Investments:                                   575.8     SHAREHOLDERS' EQUITY                        1,836.1
                                                      --------------------------------------------------------
   Deferred tax assets                         498.5     COMMON STOCK                                  335.0

   Others                                       80.0     LEGAL RESERVE                               1,686.5

   Allowance for bad debts                      (2.8)    DEFICIT AMOUNT                                186.7

CURRENT ASSETS                                 840.4         [Net loss for the year                    186.7]

   Cash and cash equivalents                   213.9     UNREALIZED GAIN ON SECURITIES                   1.4

   Accounts receivable                         509.9

   Deferred tax assets                          41.9

   Others                                       79.7
                                                      --------------------------------------------------------
   Allowance for bad debts                      (4.9)    Total liabilities and shareholders'
------------------------------------------------------
Total assets                            (Yen)4,943.0     equity                                 (Yen)4,943.0
--------------------------------------------------------------------------------------------------------------

                        ABBREVIATED STATEMENT OF INCOME
                    (from April 1, 2001 to March 31, 2002)

                                                                          (billions of yen)
----------------------------------------------------------------------------------------------
    Telecommunications business
       Operating revenues                                                      (Yen)2,352.4
       Operating expenses                                                           2,344.8
       Telecommunications business loss                                                 7.6
    Related business
       Operating revenues                                                             221.1
       Operating expenses                                                             224.3
       Related business loss                                                            3.1
    Total operating income                                                              4.5
    Non-operating revenues                                                             48.5
    Non-operating expenses                                                             45.5
    Recurring profit                                                                    7.5
    Extraordinary loss                                                                327.2
    Loss before taxes                                                                 319.7
    Income taxes                                                                        0.3
    Corporation tax etc. adjustments                                                 (133.3)
    Net loss for the year                                                             186.7
    Unappropriated deficit for the current year                                       186.7
----------------------------------------------------------------------------------------------

(2) Outline figures for Nippon Telegraph and Telephone West Corporation

                           ABBREVIATED BALANCE SHEET
                              (at March 31, 2002)

                                                                                                 (billions of yen)
---------------------------------------------------------------------------------------------------------------------
ASSETS                                   (Yen)5,096.3        LIABILITIES                              (Yen)3,614.4
---------------------------------------------------------------------------------------------------------------------
FIXED ASSETS                                  4,053.6        LONG-TERM LIABILITIES                         2,792.1

Fixed assets for telecommunications                            Long-term borrowing                         1,234.6

business:                                     3,375.6          Severance payments                          1,547.2

Property, plant and equipment                 3,215.9          Others                                         10.3

   Telecommunications equipment                 774.2        CURRENT LIABILITIES                             822.2

   Local telephone service lines                720.7          Long-term borrowings maturing

   Civil engineering equipment                  669.2          within one year                                89.1

   Buildings                                    657.8          Accounts payable                              164.8

   Land                                         199.5          Accrued liabilities                           375.5

   Others                                       194.3          Others                                        192.7

Intangible assets:                              159.7        SHAREHOLDERS' EQUITY                          1,481.9
                                                         ------------------------------------------------------------
Investments:                                    678.0        COMMON STOCK                                    312.0
                                                         ------------------------------------------------------------
   Deferred tax assets                          643.7        LEGAL RESERVE                                 1,562.9

   Others                                        34.9        DEFICIT                                         392.9

   Allowance for bad debts                       (0.7)           [Net loss for the year                      355.3]

CURRENT ASSETS                                 1042.6        UNREALIZED GAIN ON SECURITIES                    (0.1)

   Cash and cash equivalents                    473.6

   Accounts receivable                          468.1

   Deferred tax assets                           58.2

   Others                                        45.8
                                                         ------------------------------------------------------------
   Allowance for bad debts                       (3.2)       Total liabilities and shareholders'
---------------------------------------------------------
Total assets                             (Yen)5,096.3        equity                                   (Yen)5,096.3
---------------------------------------------------------------------------------------------------------------------

                        ABBREVIATED STATEMENT OF INCOME
                    (from April 1, 2001 to March 31, 2002)

                                                                                  (billions of yen)
----------------------------------------------------------------------------------------------------
  Telecommunications business

     Operating revenues                                                             (Yen)2,190.6

     Operating expenses                                                                  2,357.9

     Telecommunications business loss                                                      167.2

  Related business

     Operating revenues                                                                    216.0

     Operating expenses                                                                    215.4

     Related business loss                                                                   0.5

  Total operating loss                                                                     166.7

  Non-operating revenues                                                                    44.2

  Non-operating expenses                                                                    48.0

  Recurring loss                                                                           170.4

  Extraordinary loss                                                                       438.6

  Loss before taxes                                                                        609.1

  Income tax                                                                                 0.3

  Corporation tax etc. adjustments                                                        (254.2)

  Net loss for the year                                                                    355.3

  Unappropriated retained earnings brought forward                                          40.8

  Unappropriated deficit for the current year                                              396.2
---------------------------------------------------------------------------------------------------

(3) Outline figures for NTT Communications Corporation


                           ABBREVIATED BALANCE SHEET
                              (at March 31, 2002)

                                                                                                             (billions of yen)
---------------------------------------------------------------------------------------------------------------------------------
ASSETS                                     (Y)1,793.1         LIABILITIES                                       (Yen)1,462.1
---------------------------------------------------------------------------------------------------------------------------------
FIXED ASSETS                                  1,399.4         LONG-TERM LIABILITIES                                  1,090.8

Fixed assets for telecommunications                              Long-term borrowings from affiliated

business:                                       691.5            company                                             1,016.0

Property, plant and equipment                   598.3            Others                                                 74.7

   Telecommunications equipment                 200.3         CURRENT LIABILITIES                                      371.3

   Civil engineering equipment                   96.4            Long-term borrowings maturing

   Buildings                                    149.7            within one year                                        33.8

   Tools and fixtures                            33.8            Accounts payable                                       72.8

   Land                                          41.6            Accrued liabilities                                   193.6

   Others                                        76.3            Others                                                 70.9

Intangible assets:                               93.2
                                                            ---------------------------------------------------------------------
Investments:                                    707.8         SHAREHOLDERS' EQUITY                                     331.0
                                                            ---------------------------------------------------------------------
   Deferred tax assets                          361.6         COMMON STOCK                                             211.6

   Others                                       346.7         LEGAL RESERVE                                            511.5

   Allowance for bad debts                       (0.5)        DEFICIT AMOUNT                                           392.3

CURRENT ASSETS                                  393.7              [Net loss for the year                              410.7]

   Cash                                          95.1         UNREALIZED GAIN ON SECURITIES                              0.2

   Accounts receivable                          217.7

   Accounts receivable,  others                  31.0

   Others                                        52.3
                                                            ---------------------------------------------------------------------
   Allowance for bad debts                       (2.5)        Total liabilities and shareholders'
---------------------------------------------------------
Total assets                             (Yen)1,793.1         equity                                            (Yen)1,793.1
---------------------------------------------------------------------------------------------------------------------------------

                        ABBREVIATED STATEMENT OF INCOME
                     (from April 1 2001 to March 31, 2002)

                                                                          (billions of yen)
----------------------------------------------------------------------------------------------
  Telecommunications business

     Operating revenues                                                      (Yen)1,123.8

     Operating expenses                                                           1,050.1

     Telecommunications business income                                             73. 7

  Related business

     Operating revenues                                                             151.2

     Operating expenses                                                             149.2

     Related business income                                                          2.0

  Total operating income                                                             75.7

  Non-operating revenues                                                             37.3

  Non-operating expenses                                                             37.8

  Recurring profit                                                                   75.1

  Extraordinary loss                                                                787.6

  Loss before taxes                                                                 712.4

  Income taxes                                                                       38.3

  Corporation tax etc. adjustments                                                 (340.0)

  Net loss for the year                                                             410.7

  Retained earnings brought forward                                                  16.8

  Unappropriated deficit for the current year                                       393.8
----------------------------------------------------------------------------------------------

3. The following is an outline of capital investments made by Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation.

                          Capital Investment Amounts

-------------------------------------------------------------------------------------------
                        Company                                       Capital investment
-------------------------------------------------------------------------------------------
Nippon Telegraph and Telephone East Corporation                         (Yen)365.6 billion
Nippon Telegraph and Telephone West Corporation                         (Yen)400.6 billion
NTT Communications Corporation                                          (Yen)136.2 billion
-------------------------------------------------------------------------------------------

               Major Facilities Completed During the Fiscal Year

------------------------------------------------------------------------------------------------
Company                                            Item                    Completed Facility
------------------------------------------------------------------------------------------------
                                Integrated services
Nippon Telegraph                digital network       INS-Net 64              303,000 lines
and                           -----------------------------------------------------------------
Telephone East Corporation      Subscriber optical cable                        9,500km
-----------------------------------------------------------------------------------------------
                                Integrated services
Nippon Telegraph                digital network       INS-Net 64              359,000 lines
and                           -----------------------------------------------------------------
Telephone West Corporation      Subscriber optical cable                       11,500km
-----------------------------------------------------------------------------------------------

Notes: No figures are provided for INS-Net 1500 integrated services digital network facilities because the number of Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation lines fell by 18,200 and 15,700 respectively compared to the previous term.

4. The following is an outline of R&D expenditures for Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation.

------------------------------------------------------------------------------------------------
                     Company                                                  Amount
------------------------------------------------------------------------------------------------
Nippon Telegraph and Telephone East Corporation                          (Yen)124.2 billion
Nippon Telegraph and Telephone West Corporation                          (Yen) 98.8 billion
NTT Communications Corporation                                           (Yen) 34.0 billion
------------------------------------------------------------------------------------------------

                                                                             END

                                 The Location
                                    of the
                 17th Ordinary General Meeting of Shareholders

                     International Convention Center PAMIR
                           New Takanawa Prince Hotel
                   13-1, Takanawa 3-chome, Minato-ku, Tokyo

--------------------------------------------------------------------------------

                                     [MAP]

      8-minute walk from Shinagawa Station (JR and Keihin Express Lines)
       6-minute walk from Takanawadai Station (Toei Asakusa Subway Line)

      Note: As traffic will be heavy in this area on the day of the meet-ing, it is recommended you do not come by car.

--------------------------------------------------------------------------------